     This filing is made pursuant to Rule 424(b)(3) under the Securities Act of 1933 in connection with Registration No. 333-44382

PROSPECTUS

                              [LEAP WIRELESS LOGO]

                       LEAP WIRELESS INTERNATIONAL, INC.
                         232,755 SHARES OF COMMON STOCK

                           -------------------------

     This prospectus relates to the offer and sale of up to 232,755 shares of Leap Wireless International, Inc. common stock by the selling security holder identified in this prospectus. The shares offered by this prospectus were issued by us to the selling security holder in connection with our acquisition of a wireless license from the selling security holder, subject to the terms of a purchase agreement dated January 7, 2000. Under the terms of the purchase agreement, we have agreed to register the shares of our common stock offered by this prospectus and bear the expenses of registration of the shares. We will not receive any of the proceeds from the sale of shares of common stock by the selling security holder.

     Our common stock is quoted on the Nasdaq National Market under the symbol "LWIN."

     On December 7, 2000, the reported last sale price of our common stock on the Nasdaq National Market System was $32.00 per share.

     BEFORE INVESTING IN THE SHARES OF OUR COMMON STOCK, PLEASE REFER TO THE
SECTION IN THIS PROSPECTUS ENTITLED "RISK FACTORS" BEGINNING ON PAGE 4.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this prospectus is December 8, 2000.
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                               TABLE OF CONTENTS

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                                                              PAGE
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
Prospectus Summary..........................................    1
Risk Factors................................................    4
Special Note Regarding Forward-Looking Statements...........   14
Use of Proceeds.............................................   14
Selling Security Holder.....................................   15
Plan of Distribution........................................   16
Description of Leap Capital Stock...........................   19
Legal Matters...............................................   23
Experts.....................................................   23
Where to Find Additional Information........................   23

     THIS PROSPECTUS INCORPORATES IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT LEAP WIRELESS INTERNATIONAL, INC. AND ITS SUBSIDIARIES THAT IS NOT INCLUDED IN OR DELIVERED WITH THIS DOCUMENT. THIS INFORMATION IS AVAILABLE WITHOUT CHARGE TO SECURITY HOLDERS UPON WRITTEN OR ORAL REQUEST.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS.

     Cricket(R) is a registered trademark of Leap. Pegaso(MR) is a registered service mark of Servicios Admnistrativos Pegaso, S.C. All other brand names, trademarks and service marks appearing in this prospectus are the property of their respective holders.

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                               PROSPECTUS SUMMARY

     This summary highlights some information from this prospectus, and it may not contain all of the information that is important to you. It is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes to the consolidated financial statements, incorporated by reference in this prospectus. You should read the full text of, and consider carefully the more specific details contained in or incorporated by reference into this prospectus. When used in this prospectus, the terms "Leap," "we," "our" and "us" refer to Leap Wireless International, Inc. and its subsidiaries, unless the context requires otherwise, and not to the selling security holder.

                                  OUR BUSINESS

     Leap is a wireless communications carrier that is deploying innovative, low-cost, simple wireless services designed to accelerate the transformation of mobile wireless into a mass consumer product. We generally seek to address a much broader population segment than incumbent wireless operators have addressed to date. In the United States, we are offering wireless service under the brand name "Cricket." Our innovative Cricket strategy is to extend the benefits of mobility to the mass market by offering wireless service that is as simple to understand and use as, and priced competitively with, traditional landline service. We are also currently a minority shareholder and actively involved on the board of Pegaso Telecomunicaciones, a company involved in developing and operating a nationwide digital wireless network in Mexico. In each of our markets, we are deploying 100% digital, Code Division Multiple Access, or CDMA, networks that provide higher capacity and more efficient deployment of capital than competing technologies. This, when combined with our efforts to streamline operation and distribution systems, allows us to be a low-cost provider of wireless services in each of our markets.

     The Cricket vision is different from the typical cellular or PCS provider. The Cricket service is based on what we believe the mass market wants wireless service to be: predictable, affordable and as simple to understand and use as traditional landline telephone service, but with the benefits of mobility. We believe that many potential customers have avoided traditional wireless service because they perceive it to be expensive and complicated. We believe that a large number of consumers make the majority of their calls within the local areas in which they live, work and play. The Cricket service allows customers to make and receive virtually unlimited calls only within a local calling area for a low, flat monthly rate. The fixed price eliminates consumer cost uncertainty related to higher than expected monthly bills and the billing and service complexity associated with multiple rate plans and roaming charges.

     We believe that the Cricket service will help transform wireless phone service from a luxury product into a mass consumer product. The Cricket service was initially introduced in Chattanooga, Tennessee in March 1999. We believe the initial results demonstrate the appeal of the Cricket service. As a part of the Cricket Strategy we intend to:

     - attract new customers more quickly than other wireless providers that offer complex pricing plans with peak/off-peak rates, roaming charges and expensive "extra" minutes;

     - maintain lower customer acquisition costs by offering one simple service plan with a choice of only one or two handsets, and distributing our product through company stores and multiple points of sale where the mass market shops;

     - sustain lower operating costs per customer compared to other wireless providers through streamlined billing procedures, reduced customer care expenses, lower credit investigation costs and reduced bad debt; and

     - deploy our capital more efficiently by building our networks to cover only the urban and suburban areas of our markets where our potential customers live, work and play, while avoiding rural areas and corridors between distant markets.

     We originally licensed Cricket in December 1998 to Chase Telecommunications, Inc., a company that we acquired in March 2000. The Cricket service was launched under an agreement that required the
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management of Chase Telecommunications to control the business until our acquisition received all necessary governmental approvals. The Cricket service was launched in Nashville, Tennessee in late January 2000, Knoxville, Tennessee in October 2000, and Memphis, Tennessee in November 2000.

     We have been designated under FCC rules to be eligible to hold C-Block and F-Block licenses. As a "designated entity" we can acquire these licenses, which many large incumbent wireless providers cannot hold, at generally attractive prices and terms. We have acquired a number of C-Block and F-Block licenses in 1999 and 2000. We also have entered into definitive agreements to purchase other wireless licenses, and are considering the purchase of additional licenses in other U.S. markets. Our target markets generally are self-contained metropolitan communities in which our potential customers tend to live, work and play within one local urban and suburban area. These target communities are areas where roaming beyond the local area is less important and the Cricket low-cost, local-only service may be particularly attractive to potential customers.

     While our current emphasis is on our U.S.-based operations, we plan to focus our international efforts in markets primarily in the Americas where we believe the combination of unfulfilled demand and our attractive wireless service offerings will fuel rapid growth. In Mexico, we were a founding shareholder and have invested $100 million in Pegaso Telecomunicaciones, S.A. de
C. V., a joint venture with Grupo Pegaso. As of November 20, 2000, we owned 20.1% of Pegaso, which is deploying and operating the first 100% digital wireless communications network in Mexico. Pegaso holds wireless licenses generally in the 1900 MHz band to provide nationwide service covering all of Mexico, with approximately 99 million potential customers.

     On June 2, 2000, we completed the sale of our Chilean operating subsidiary, Smartcom, S.A., to Endesa, S.A., a Spanish utility company. Under the terms of our agreement with Endesa, Endesa purchased all of the outstanding capital stock of Smartcom from our subsidiary, Inversiones Leap Wireless Chile, S.A., and its designated shareholder nominee (who held one share of the Series A preferred stock of Smartcom in order to comply with Chilean law which requires two shareholders for each Chilean sociedad anonima) in exchange for gross consideration of approximately $381.5 million, consisting of cash, three promissory notes and the release of cash collateral. In addition, the sale of the Smartcom shares resulted in the removal of approximately $191.4 million of Smartcom liabilities from our consolidated balance sheet.

BUSINESS STRATEGY

     Our business strategy is to bring innovative wireless communications products and services to markets with strong growth potential in the U.S. and elsewhere in the Americas. Key elements of this strategy include:

     - Enhancing the Mass Market Appeal of Wireless Service. We are working to remove the price and complexity barriers that we believe have prevented many potential customers from using wireless service. We believe that large segments of the population do not use wireless service because they view wireless service as an expensive luxury item, believe they cannot control the cost of service, or find existing service plans too confusing. Our service plans are designed to offer appealing value in simple formats that customers can understand and budget for.

     - Offering an Appealing Value Proposition. Specific service plans will differ among our operations and ventures; however, we strive to provide service offerings that combine high quality and advanced features with simplicity and attractive pricing to create a "high value/reasonable price" proposition and broaden the market for wireless services. These offerings include, for example, the Cricket flat rate service plan in the U.S. and such innovative features as a fully-functioning phone out-of-the-box and per-second billing in our Mexican operations.

     - Controlling and Minimizing Costs. To become one of the lowest-cost providers in the wireless industry, we are deploying advanced network technology to minimize capital costs and streamlining marketing distribution and back-office procedures.

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     - Leveraging CDMA Technology. We are deploying state-of-the-art CDMA networks that provide higher capacity at a lower capital cost and can be easily upgraded to support enhanced capacity. We believe this enables us to operate superior networks that support rapid customer growth and high usage with lower costs per unit than other wireless carriers. In addition, we believe our CDMA networks will provide a better platform to expand into data and other services based on advances in second generation systems and on third generation digital technology in the future.

     - Expanding Our Service Through Acquisitions of Domestic Licenses. We intend to expand the Cricket service to selected metropolitan areas in the U.S. through the acquisition of additional wireless licenses. We believe that our designated entity status gives us opportunities that are not available to many of our larger competitors to acquire additional wireless licenses at generally attractive prices.

     - Investing Selectively in New Foreign Ventures. While our current emphasis is on our U.S.-based operations, we plan to selectively pursue wireless ventures in foreign markets with strong growth potential. When investing in foreign ventures, we generally seek investment partners that provide familiarity and marketing know-how in their local markets, financial and technical resources, an ability to facilitate development in a particular market, or other attributes that can contribute to a successful network-building enterprise. We expect to be actively involved in the operations of each foreign venture in which we participate. We seek to ensure that our strategic alliances will enable us to better prepare and equip our subsidiaries and ventures for successful development.
                           -------------------------

     Leap was formed as a Delaware corporation in June 1998 as a subsidiary of Qualcomm Incorporated. In September 1998, Qualcomm distributed all of the common stock of Leap to Qualcomm's stockholders as a taxable dividend, and Leap entered into various agreements with Qualcomm. Our executive offices are located at 10307 Pacific Center Court, San Diego, CA 92121. Our telephone number is (858) 882-6000.

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                                  RISK FACTORS

     An investment in the common stock offered in connection with this prospectus involves a high degree of risk. In addition to the other information in this prospectus, you should carefully consider the following risks before making an investment decision.

WE HAVE A LIMITED OPERATING HISTORY

     We have only operated as an independent company since September 1998. Because we are at an early stage of development, we face risks generally associated with establishing a new business enterprise. When considering our prospects, investors must consider the risks, expenses and difficulties encountered by companies in their early stages of development. These risks include possible disruptions and inefficiencies associated with rapid growth and workplace expansion, the difficulties associated with raising money to finance new enterprises and the difficulties of establishing a significant presence in highly competitive markets.

THE CRICKET BUSINESS STRATEGY IS UNPROVEN

     Our business strategy in the United States, marketed under the brand name Cricket, is to offer consumers a service plan that allows them to make and receive virtually unlimited local calls for a low, flat monthly rate. This strategy, which has been introduced in only a few markets, is a new approach to marketing wireless services and may not prove to be successful. Our marketing efforts may not draw the volume of customers necessary to sustain our business plan, our capital and operating costs may exceed planned levels, and we may be unable to compete effectively with landline and other wireless service providers in our markets. In addition, potential customers may perceive the Cricket service to be less appealing than other wireless plans, which offer more features and options, including the ability to roam outside of the home service area. If our business strategy proves to be successful, other wireless providers are likely to adopt similar pricing plans and marketing approaches. Should our competitors choose to adopt a strategy similar to the Cricket strategy, some of them may be able to price their services more aggressively or attract more customers because of their stronger market presence and geographic reach and their larger financial resources.

THE FCC'S DECISION THAT WE ARE QUALIFIED TO HOLD C-BLOCK AND F-BLOCK LICENSES IS SUBJECT TO REVIEW AND APPEAL

     Our business plan anticipates and depends primarily on our acquisition and operation of C-Block and F-Block licenses in the U.S. We believe that currently C-Block and F-Block licenses are generally more available and are less expensive to obtain than licenses in other FCC auction blocks, partly because a licensee may hold these licenses only if it qualifies as a "designated entity" under FCC rules.

     In July 1999, the FCC issued an opinion and order that found that we were entitled to acquire C-Block and F-Block licenses. The order approved our acquisition of the 36 C-Block licenses for which we were the highest bidder in the FCC's 1999 spectrum re-auction, and the transfer of three F-Block licenses from AirGate to one of our subsidiaries which cover portions of North Carolina, in each case subject to the fulfillment of certain conditions. In October 1999, the FCC issued to us the 36 re-auctioned licenses. In addition, in March 2000, the FCC approved the transfer to us of 11 C-Block licenses from Chase Telecommunications and one F-Block license from PCS Devco.

     The FCC's grants of our C-Block and F-Block licenses are subject to certain conditions. Each of the conditions imposed by the FCC in the opinion and order has been satisfied. We have a continuing obligation, during the designated entity holding period for our C-Block and F-Block licenses, to limit our debt to Qualcomm to 50% or less of our outstanding debt and to ensure that persons who are or were previously officers or directors of Qualcomm do not comprise a majority of our board of directors or a majority of our officers. If we fail to continue to meet any of the conditions imposed by the FCC or otherwise fail to maintain our qualification to own C-Block and F-Block licenses, that failure could have a material adverse effect on our business and financial condition.
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     Various parties previously challenged our qualification to hold C-Block and
F-Block licenses, which challenges were rejected in the FCC's July 1999 order. One of these parties, a wireless operating company, requested that the FCC review its order, as well as the order consenting to the transfer of licenses to us from Chase Telecommunications and PCS Devco. That wireless operating company also has opposed all of our pending assignment or transfer applications at the FCC. In July 2000, the FCC affirmed its July 1999 order as well as the order consenting to the transfer of licenses to us from Chase Telecommunications and PCS Devco, and the wireless operating company subsequently appealed the FCC's decision with the Court of Appeal for the D.C. Circuit, which appeal is currently pending. In addition, Nextel Communications, Inc. has opposed one of our pending applications, alleging that we may no longer be compliant with C- and F-Block "total asset" eligibility requirements. Further judicial review of the FCC's orders granting us licenses is possible. In addition, licenses awarded to us at auction may be subject to the outcome of pending judicial proceedings by parties challenging the auction process or the FCC's decision or authority to auction or reauction certain C- and F-Block licenses. We may also be affected by other pending or future FCC, legislative or judicial proceedings that generally affect the rules governing C- and F-Block licensees or other designated entities. For example, recent FCC rules changes have made it easier for large companies to acquire C- and F-Block licenses at auction and in the aftermarket.

     We may not prevail in connection with any such appeals or proceedings. If the FCC determines that we are not qualified to hold C-Block or F-Block licenses, it could take the position that some or all of our licenses should be divested, cancelled or reauctioned.

WE HAVE A HISTORY OF LOSSES AND ANTICIPATE FUTURE LOSSES

     Leap experienced net losses of approximately $177.8 million (excluding the gain on the sale of Smartcom, net of related taxes and foreign currency impact) in the nine months ended September 30, 2000, $75.8 million in the transition period from September 1, 1999 to December 31, 1999, $164.6 million in the year ended August 31, 1999, $46.7 million in the year ended August 31, 1998 and $5.2 million in the year ended August 31, 1997. According to generally accepted accounting principles, Leap must recognize some or all of its subsidiaries' losses. These losses are likely to be significant for the next several years as we launch service in new markets and seek to increase our customer bases in new and existing markets. We may not generate profits in the short term or at all. If we fail to achieve profitability, that failure could have a negative effect on the market value of our common stock.

LEAP MAY FAIL TO RAISE REQUIRED CAPITAL

     We require significant additional capital to build-out and operate planned networks and for general working capital needs. We also require additional capital to invest in any new wireless opportunities, including capital for license acquisition costs. Capital markets have recently been volatile and uncertain. These markets may not improve, and we may not be able to access these markets to raise additional capital. Developing companies in emerging markets such as Latin America have found it particularly difficult to raise capital. If we fail to obtain required new financing, that failure would have a material adverse effect on our business and our financial condition. For example, if we are unable to access capital markets, we may have to restrict our activities or sell our interests in one or more of our subsidiaries or other ventures earlier than planned or at a "distressed sale" price.

WE FACE SIGNIFICANT COMPETITION

     The wireless telecommunications industry generally is very competitive and competition is increasing. Unlike many wireless providers, we also intend to compete directly with landline service providers in the telecommunications industry. Many competitors have substantially greater resources than we have, and we may not be able to compete successfully. Some competitors have announced rate plans substantially similar to the Cricket service plan in advance of our planned launches in new markets. These competitive plans could adversely affect our ability to maintain our pricing, market penetration and customer retention.

     In the U.S., we will compete directly with other wireless providers and traditional landline carriers in each of our markets, many of whom have greater resources than we do and entered the market before us.

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A few of our competitors operate wireless telecommunications networks covering most of the U.S. Competitors' earlier entry and broader presence in the U.S. telecommunications market may have a negative effect on our ability to successfully implement our strategy. Furthermore, the FCC is actively pursuing policies designed to increase the number of wireless competitors in each of our markets. The FCC will soon auction licenses that will authorize the entry of two additional wireless providers in each market. In addition, other wireless providers in the U.S. could attempt to implement our domestic strategy of providing unlimited local service at a low, flat monthly rate if our strategy proves successful. The landline services with which we will compete are already used by some of our potential customers, and we may not be successful in our efforts to persuade potential customers to adopt our wireless service in addition to, or in replacement of, their current landline service.

     Although the deployment of advanced telecommunications services is in its early stages in many developing countries, we believe competition is increasing as businesses, and foreign governments realize the market potential of telecommunications services. In Mexico, a number of international telecommunications companies, including Bell Atlantic, AT&T, MCI, Motorola, Nextel and SBC, as well as local competitors such as Telmex and other Mexican telecommunications companies, continue to actively engage in developing telecommunications services. Pegaso also competes against landline carriers, including government-owned telephone companies. We also expect the prices that Pegaso may charge for its products and services in some regions will decline over the next few years as competition increases in its markets. Our competitors in Mexico have greater financial resources and more established operations than Pegaso. Pegaso is at an early stage of development and may not be able to compete successfully.

     We compete with companies that use other communications technologies, including paging and digital two-way paging, enhanced specialized mobile radio and domestic and global mobile satellite service. These technologies may have advantages over the technology we use and may ultimately be more attractive to customers. We may compete in the future with companies who offer new technologies and market other services, including cable television access, landline telephone service and Internet access, that we do not currently intend to market. Some of our competitors offer these other services together with their wireless communications service, which may make their services more attractive to customers. In addition, we expect that, over time, providers of wireless communications services will compete more directly with providers of traditional landline telephone services as do we, energy companies, utility companies and cable operators who expand their services to offer communications services.

YOUR OWNERSHIP INTEREST IN LEAP WILL BE DILUTED UPON ISSUANCE OF SHARES WE HAVE RESERVED FOR FUTURE ISSUANCE

     On November 15, 2000, 27,075,934 shares of our common stock were outstanding, and 19,276,525 additional shares of our common stock were reserved for issuance. The issuance of these additional shares will reduce your percentage ownership in Leap.

     The following shares were reserved for issuance as of November 15, 2000:

     - 4,500,000 shares reserved for issuance upon exercise of a warrant issued to Qualcomm in connection with the spin-off of Leap, which is exercisable in whole or in part at any time between now and September 2008;

     - 7,457,133 shares reserved for issuance upon the exercise of options or awards granted or available for grant to employees, officers, directors and consultants under Leap's equity incentive plans;

     - 3,121,217 shares reserved for issuance upon exercise of options to purchase Leap common stock granted to holders of Qualcomm options in connection with the distribution of Leap's common stock to the stockholders of Qualcomm;

     - 380,157 shares reserved for issuance upon consummation of our pending acquisitions of wireless licenses in Denver, Colorado, and Visalia, California, and up to 785,598 shares (subject to certain adjustments) reserved for issuance in connection with our pending acquisition of wireless licenses in

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       Buffalo and Syracuse, New York, all of which acquisitions are subject to
       FCC approval and other conditions;

     - 202,566 shares of common stock reserved for issuance upon exercise of a warrant held by Chase Telecommunications Holdings, Inc.; and

     - 2,829,854 shares of common stock reserved for issuance upon exercise of the warrants issued in connection with our February 2000 units offering.

     Dilution of the outstanding number of shares of our common stock could adversely affect prevailing market prices for our common stock and our ability to raise capital through an offering of equity securities.

HIGH LEVELS OF DEBT COULD ADVERSELY AFFECT OUR BUSINESS AND FINANCIAL CONDITION

     We have obtained and expect to continue to obtain much of our required capital through debt financing. A substantial portion of the debt financing, including all of our vendor financing, bears or is likely to bear interest at a variable rate, exposing us to interest rate risk.

     Our high leverage could have important consequences, including the following:

     - our ability to obtain additional financing may be impaired;

     - a substantial portion of our future cash flows from operations must be dedicated to the servicing of our debt, thus reducing the funds available for operations and investments;

     - our leverage may reduce our ability to adjust rapidly to changing market conditions and may make us more vulnerable to future downturns in the general economy; and

     - high levels of debt may reduce the value of stockholders' investments in Leap because debt holders have priority regarding our assets in the event of a bankruptcy or liquidation.

     We may not have sufficient future cash flows to meet our debt payments or may not be able to refinance any of our debt at maturity. We also face additional risks with respect to our financing arrangements with vendors. These equipment financings depend on meeting planned levels of performance such as meeting specific target levels for potential and actual customers. If we fail to meet performance requirements, our equipment financing may be restricted or cancelled.

OUR DEBT INSTRUMENTS CONTAIN PROVISIONS AND REQUIREMENTS THAT COULD LIMIT OUR ABILITY TO PURSUE BORROWING OPPORTUNITIES

     The restrictions contained in the indenture governing the notes issued in our February 2000 units offering, and the restrictions contained in the senior debt of our subsidiaries, may limit our ability to implement our business plan, finance future operations, respond to changing business and economic conditions, secure additional financing, if needed, and engage in opportunistic transactions, such as the acquisition of wireless licenses. Such senior debt, among other things, restricts our ability and the ability of our subsidiaries and our future subsidiaries to do the following:

     - create liens;

     - make certain payments, including payments of dividends and distributions in respect of capital stock;

     - consolidate, merge and sell assets;

     - engage in certain transactions with affiliates; and

     - fundamentally change our business.

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     In addition, such senior debt requires us to maintain certain ratios, including:

     - leverage ratios;

     - interest coverage ratios; and

     - fixed charges ratios;

and to satisfy certain tests, including tests relating to:

     - minimum covered population in order to incur additional indebtedness; and

     - minimum number of subscribers to our services in order to incur additional indebtedness.

     We may not satisfy the financial ratios and tests under our senior debt due to events that are beyond our control. If we fail to satisfy any of the financial ratios and tests, we could be in default under our senior debt or may be limited in our ability to access additional funds under our senior debt, which could result in our being unable to make payments on our outstanding notes.

ADVERSE REGULATORY CHANGES COULD IMPAIR OUR ABILITY TO MAINTAIN EXISTING LICENSES AND OBTAIN NEW LICENSES

     We must maintain our existing telecommunications licenses and those we acquire in the future to continue offering wireless telecommunications services. Changes in regulations or failure to comply with the terms of a license or failure to have the license renewed could result in a loss of the license, penalties and fines. For example, we could lose a license if we fail to construct or operate a wireless network as required by the license. If we lose a license, that loss could have a material adverse effect on our business and financial condition.

     State regulatory agencies, the FCC, the U.S. Congress, the courts and other governmental bodies regulate the operation of wireless telecommunications systems and the use of licenses in the U.S. The FCC, Congress, the courts or other federal, state or local bodies having jurisdiction over our operating companies may take actions that could have a material adverse effect on our business and financial condition.

     The FCC has announced plans to hold a reauction of C- and F-Block licenses in December 2000. In response to the requests of a number of larger carriers, including SBC Communications, Nextel Communications, BellSouth Corporation, Verizon Wireless and AT&T Wireless, the FCC has subdivided the C-Block licenses slated for reauction into three 10 MHz licenses. For this reauction, the FCC also subdivided the BTA service areas to which Entrepreneur's Block eligibility restrictions would continue to apply into two tiers according to the population. In so-called "Tier 1" BTAs, service areas with a population equal to or greater than 2.5 million, the FCC has removed all eligibility restrictions on two of the newly-created 10 MHz C-Block licenses, and will sell them in open bidding to any entity that purchases them, no matter how large. In these Tier 1 BTAs, one 10 MHz C-Block license will remain subject to a closed bidding process, such that only entities meeting Entrepreneur's Block eligibility requirements will be permitted to bid. In Tier 2 BTAs, service areas with a population less than 2.5 million, two of the 10 MHz C-Block licenses will remain subject to C- and F-Block eligibility rules and thus reserved for closed bidding by designated entities, while one 10 MHz C-Block license will be sold at open bidding. Several 15 MHz C-Block licenses and a number of F-Block licenses slated for reauction also will be sold at open bidding, such that previous C- and F-Block eligibility requirements will no longer apply.

     The FCC's recent actions taken in connection with the scheduled December reauction represent a compromise that makes some additional spectrum available to large carriers, but also continues to preserve C- and F-Block spectrum for designated entities. The FCC's C- and F-Block rules, as well as actions taken in connection with previous C-Block auctions and reauctions, remain subject to pending FCC and judicial proceedings. Continuing changes to the C- and F-Block rules could, among other things, affect licenses available at FCC auction and in the aftermarket. Such rule changes could have a material adverse

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

effect on our business and financial condition, including our ability to continue acquiring C- and F-Block licenses.

     Foreign governmental authorities regulate the operation of wireless telecommunications systems and the use of licenses in the foreign countries in which we operate. In some cases, the regulatory authorities also operate our competitors. Changes in the current regulatory environment of these markets could have a negative effect on us. In addition, the regulatory frameworks in some of these countries are relatively new, and the interpretation of regulations is uncertain.

     We believe that the process of acquiring new telecommunications licenses will be highly competitive. If we are not able to obtain new licenses, or cannot otherwise participate in companies that obtain new licenses, our ability to expand our operations would be limited.

WE HAVE ENCOUNTERED RELIABILITY PROBLEMS DURING THE INITIAL DEPLOYMENT OF OUR NETWORKS

     As is typical with newly-constructed networks, we have experienced reliability problems with respect to network infrastructure equipment in our initial years of operation. We are working with equipment suppliers to address these problems. Chase Telecommunications has replaced the majority of its network infrastructure in Chattanooga with equipment from a different vendor that we believe is better suited to the high usage patterns of the Cricket service. Replacing system components requires significant expenditures and diverts management's attention from other matters. If our network infrastructure equipment ultimately fails to perform as expected, that failure could have a material adverse effect on our business and financial condition.

WE MAY EXPERIENCE DIFFICULTIES IN CONSTRUCTING AND OPERATING OUR
TELECOMMUNICATIONS NETWORKS

     We will need to construct new telecommunications networks and expand existing networks. We will heavily depend on suppliers and contractors to successfully complete these complex construction projects. We may experience quality deficiencies, cost overruns and delays on these construction projects, including deficiencies, overruns and delays not within our control or the control of our contractors. In addition, the construction of new telecommunications networks requires the receipt of permits and approvals from numerous governmental bodies including municipalities and zoning boards. Failure to receive these approvals in a timely fashion can delay system rollouts and can raise the costs of completing construction projects. Pegaso's launch of commercial service in Mexico City was delayed several months due to delays in obtaining the required permits from local authorities for cell site construction and some planned 2000 launches have been delayed. One of our planned Cricket launches has also been delayed a few weeks.

     We may not complete construction projects within budget or on a timely basis. A failure to satisfactorily complete construction projects could jeopardize wireless licenses and customer contracts. As a result, a failure of this type could have a material adverse effect on our business and financial condition.

     Even if we complete construction in a timely and cost effective manner, we will also face challenges in managing and operating our telecommunications systems. These challenges include operating and maintaining the telecommunications operating equipment and managing the sales, advertising, customer support, billing and collection functions of the business. Our failure in any of these areas could undermine customer satisfaction, increase customer turnover, reduce revenues and otherwise have a material adverse effect on our business and financial condition.

IF WE EXPERIENCE A HIGH RATE OF CUSTOMER TURNOVER, OUR COSTS COULD INCREASE

     Many providers in the U.S. personal communications services, or PCS, industry have experienced a high rate of customer turnover as compared to cellular industry averages. In September 2000, our rate of customer turnover was approximately 5.3%, down from over 7% in May 2000. The rate of customer turnover may be the result of several factors, including limited network coverage, reliability issues such as blocked or dropped calls, handset problems, inability to roam onto cellular networks, affordability, customer care concerns and other competitive factors. Our strategy to address customer turnover may not be successful, or the rate of customer turnover may be unacceptable. In some markets, our competitors have chosen to provide a service plan with pricing similar to the Cricket service, and these competitive factors could also cause increased customer turnover. A high rate of customer turnover could reduce revenues and increase marketing costs in order to attract the minimum number of replacement customers required to sustain our business plan, which, in turn, could have a material adverse effect on our business and financial condition.

CALL VOLUME UNDER CRICKET FLAT PRICE PLANS COULD EXCEED THE CAPACITY OF OUR WIRELESS NETWORKS

     Our Cricket strategy in the U.S. is to offer consumers a service plan that allows them to make virtually unlimited local calls for a low, flat monthly rate. Our business plans for this strategy assume that Cricket customers will use their wireless phones for substantially more minutes per month than customers who purchase service from other providers under more traditional plans. We intend to design our U.S. networks to accommodate the expected high call volume. Although we believe CDMA-based networks will be well suited to support high call volumes, if wireless use by Cricket customers exceeds the capacity of our future networks, service quality may suffer, and we may be forced to raise the price of Cricket service to reduce volume or otherwise limit the number of new customers. If our planned networks cannot handle the call volumes they experience, our competitive position and business prospects in the U.S. could be materially adversely affected.

RISKS ASSOCIATED WITH OUR INTERNATIONAL OPERATIONS COULD ADVERSELY AFFECT OUR BUSINESS

     We face many risks from our international activities. Pegaso in Mexico largely depends on the Mexican economy. The Mexican market is subject to rapid fluctuations in currency exchange rates, consumer prices, inflation, employment levels and gross domestic product.

     Mexico's currency and financial markets continue to experience volatility. The impact on the Mexican economy of the economic crisis that began in Asia and then spread to Eastern Europe and Brazil has affected the ability of Mexican companies to access the capital markets. The ability of Mexican companies to access the capital markets may not improve and may deteriorate further in the future. The economy of Mexico historically is affected by fluctuations in the price of oil and petroleum products. Fluctuations in the prices of these products and continuing political tensions in Mexico could negatively impact our prospects in Mexico.

     In addition, foreign laws and courts govern many of the agreements of Pegaso. Other parties may breach or may make it difficult to enforce these agreements.

OUR RESULTS OF OPERATIONS MAY BE HARMED BY FOREIGN CURRENCY FLUCTUATIONS

     We are exposed to risk from fluctuations in foreign currency rates, which could impact our results of operations and financial condition. Although we report our financial statements in U.S. dollars, Pegaso reports its results in Mexican pesos. Consequently, fluctuations in currency exchange rates between the U.S. dollar and the applicable local currency will affect our results of operations as well as the value of our ownership interest in Pegaso and other future foreign ventures. We do not currently hedge against foreign currency exchange rate risks.

     Generally, our international ventures generate revenues that are paid in their local currency. However, many of these ventures' major contracts, including financing agreements and contracts with equipment suppliers, are denominated in U.S. dollars. As a result, a significant change in the value of the U.S. dollar against the national currency of an international venture could significantly increase the venture's expenses and could have a material adverse effect on our business and financial condition. For example, our international ventures may be unable to satisfy their obligations under equipment supply agreements denominated in U.S. dollars in the event of currency devaluations. In some developing countries, including Mexico, significant currency devaluations relative to the U.S. dollar have occurred and may occur again in the future. In such circumstances, Leap and its international ventures may experience economic loss with respect to the collectability of payments from their business partners and customers and the recoverability of their investments.

THE TECHNOLOGIES THAT WE USE MAY BECOME OBSOLETE, WHICH WOULD LIMIT OUR ABILITY TO COMPETE EFFECTIVELY

     We have employed digital wireless communications technology based on CDMA technology. We are required under an agreement entered into with Qualcomm in connection with our spin-off to use only cdmaOne systems in international operations through January 2004. Other digital technologies may ultimately prove to have greater capacity or features and be of higher quality than CDMA. If another technology becomes the preferred industry standard in any of the countries in which we operate, we may be at a competitive disadvantage, and competitive pressures may require us to change our digital technology at substantial cost. We may not be able to respond to those pressures or implement new technology on a timely basis, or at an acceptable cost. If CDMA technology becomes obsolete at some time in the future, and we are unable to effect a cost-effective migration path, it could materially and adversely affect our business and financial condition.

IF WIRELESS HANDSETS POSE HEALTH AND SAFETY RISKS, WE MAY BE SUBJECT TO NEW REGULATIONS, AND DEMAND FOR OUR SERVICES MAY DECREASE

     Media reports have suggested that certain radio frequency emissions from wireless handsets may be linked to various health concerns, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. Concerns over radio frequency emissions may have the effect of discouraging the use of wireless handsets, which would decrease demand for our services. In recent years, the FCC has updated the guidelines and methods it uses for evaluating radio frequency emissions from radio equipment, including wireless handsets. In addition, interest groups have requested that the FCC investigate claims that digital technologies pose health concerns and cause interference with hearing aids and other medical devices. There also are some safety risks associated with the use of wireless handsets while driving. Concerns over these safety risks and the effect of any legislation that may be adopted in response to these risks could limit our ability to market and sell our wireless service.

THE LOSS OF KEY PERSONNEL COULD HARM OUR BUSINESS

     We believe our success depends on the contributions of a number of our key personnel. These key personnel include Harvey P. White, Chairman of the Board and Chief Executive Officer of Leap, and Susan G. Swenson, President and Chief Operating Officer of Leap and Chief Executive Officer of our Cricket Communications subsidiary. If we lose the services of key personnel, that loss could materially harm our business. We do not maintain "key person" life insurance on any employee.

OUR STOCK PRICE IS VOLATILE

     The stock market in general, and the stock prices of telecommunications companies and other technology-based companies in particular, have experienced significant volatility that often has been unrelated to the operating performance of any specific public companies. The market price of Leap common stock has fluctuated widely in the past quarter and is likely to continue to fluctuate in the future. Factors that may have a significant impact on the market price of Leap common stock include:

     - future announcements concerning Leap or its competitors, including the announcement of joint development efforts;

     - changes in the prospects of our business partners or equipment suppliers;

     - delays in the construction of planned Cricket networks and in general implementation of our business plan;

     - quality deficiencies in our networks;

     - results of technological innovations;

     - government regulation, including the FCC's review of our acquisition of wireless licenses;

     - changes in recommendations of securities analysts and rumors that may be circulated about Leap or its competitors; and

     - public perception of risks associated with our international operations.

     Our future earnings and stock price may be subject to significant volatility, particularly on a quarterly basis. Shortfalls in our revenues or earnings or delays in network build-out in any given period relative to the levels and schedule expected by securities analysts could immediately, significantly and adversely affect the trading price of Leap common stock. In the past, following periods of volatility in the market price of a company's securities, class action litigation has often been instituted against the subject company. Litigation of this type could result in substantial costs and a diversion of our management's attention and resources which could, in turn, have a material adverse effect on our business and financial condition.

WE DO NOT INTEND TO PAY DIVIDENDS IN THE FORESEEABLE FUTURE

     We do not anticipate paying any cash dividends on our common stock in the foreseeable future. The terms of the indenture governing the notes issued in our February 2000 units offering restrict our ability to declare or pay dividends. We intend to retain future earnings to fund our growth. Accordingly, you will not receive a return on your investment in our common stock through the payment of dividends in the foreseeable future and may not realize a return on your investment even if you sell your shares. Any future payment of dividends to our stockholders will depend on decisions that will be made by our board of directors and will depend on then existing conditions, including our financial condition, contractual restrictions, capital requirements and business prospects.

A DETERMINATION THAT LEAP IS AN INVESTMENT COMPANY COULD ADVERSELY AFFECT OUR BUSINESS

     Our ownership interest in Pegaso was 20.1% as of November 20, 2000, and we expect that future investments in ventures will include ownership interests of less than 50% and that our interests will vary over time as the ventures raise additional capital. As a result, we could be subject to the registration requirements of the Investment Company Act of 1940. The Investment Company Act of 1940 requires registration of companies that engage primarily in the business of investing in stock. Because we intend to actively participate in the business operations of our subsidiaries and other ventures, we do not believe that we are primarily engaged in the business of investing in stock. We intend to monitor and adjust our interests in our ventures to the extent practical to avoid being subject to the Investment Company Act of 1940. If we must register as an investment company under the Investment Company Act of 1940, compliance with these regulations will negatively impact our business.

WE HAVE IMPLEMENTED OR ARE SUBJECT TO ANTI-TAKEOVER PROVISIONS THAT COULD PREVENT OR DELAY AN ACQUISITION OF LEAP THAT IS BENEFICIAL TO OUR STOCKHOLDERS

     Leap's charter and bylaws could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders. Our charter and bylaw provisions could diminish the opportunities for a stockholder to participate in tender offers. The charter and bylaws may also restrain volatility in the market price of Leap common stock resulting from takeover attempts. In addition, our board of directors may issue preferred stock that could have the effect of delaying or preventing a change in control of Leap. The issuance of preferred stock could also negatively affect the voting power of holders of Leap common stock. The provisions of the charter and bylaws may have the effect of discouraging or preventing an acquisition of Leap or a sale of its businesses. In addition, Section 203 of the Delaware General Corporation Law imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock.

     We have adopted a rights plan that could discourage, delay or prevent an acquisition of Leap at a premium price. The rights plan provides for preferred stock purchase rights attached to each share of Leap common stock which will cause substantial dilution to a person or group acquiring 15% or more of Leap's stock if the acquisition is not approved by our board of directors.

     The transfer restrictions imposed on the U.S. wireless licenses we own also adversely affect the ability of third parties to acquire us. Our licenses may only be transferred with prior approval by the FCC. In addition, we are prohibited from voluntarily assigning or transferring control of our C-Block and F-Block licenses for five years after grant date except to assignees or transferees that satisfy the financial criteria established by the FCC for designated entities. Accordingly, the number of potential transferees of our licenses is limited, and any acquisition, merger or other business combination involving Leap would be subject to regulatory approval.

     In addition, the documents governing our indebtedness contain limitations on our ability to enter into a change of control transaction. Under these documents, the occurrence of a change of control transaction, in some cases after notice and grace periods, would constitute an event of default permitting acceleration of the indebtedness.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains and incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are subject to a number of risks, uncertainties and assumptions about Leap, including, among other things:

     - changes in the economic conditions of the various markets Leap's operating companies serve which could adversely affect the market for wireless services;

     - Leap's ability to access capital markets;

     - Leap's ability to rollout networks in accordance with its plans, including receiving equipment and backhaul and interconnection facilities on schedule from third parties;

     - failure of network systems to perform according to expectations;

     - the effect of competition;

     - the acceptance of Leap's product offering by its target customers;

     - Leap's ability to retain customers;

     - Leap's ability to maintain its cost, market penetration and pricing structure in the face of competition;

     - uncertainties relating to negotiating and executing definitive agreements and the ability to close pending asset acquisitions and dispositions; and

     - rulings by courts or the FCC adversely affecting Leap's rights to own and/or operate certain wireless licenses.

     You can identify these forward-looking statements by forward-looking words such as "believe," "may," "could," "will," "estimate," "continue," "anticipate," "intend," "seek," "plan," "expect," "should," "would" and similar expressions in this prospectus.

     We have described other risks concerning Leap elsewhere in this prospectus under the heading "Risk Factors." We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale by the selling security holder of the common stock.

                            SELLING SECURITY HOLDER

     The shares offered by this prospectus were issued by us to the selling security holder in connection with our acquisition of a wireless license from the selling security holder, subject to the terms of a purchase agreement dated January 7, 2000. The following table sets forth, as of August 15, 2000, information with respect to the shares owned and to be acquired by the selling security holder. Under the rules of the Securities and Exchange Commission, beneficial ownership includes shares over which the indicated beneficial owner exercises voting and/or investment power. The information regarding shares beneficially owned after the offering assumes the sale of all shares offered by the selling security holder.

     The selling security holder has not held a position or office or had a material relationship with us or any of our affiliates within the past three years other than as a result of the ownership of Leap common stock.

                                    NUMBER OF SHARES                             SHARES BENEFICIALLY OWNED
                                   BENEFICIALLY OWNED                                  AFTER OFFERING
                                      PRIOR TO THE         NUMBER OF SHARES      --------------------------
              NAME                      OFFERING            BEING OFFERED         NUMBER        PERCENTAGE
              ----                 ------------------      ----------------      --------      ------------
Radiofone PCS, L.L.C. ...........       232,755                232,755              --              --

     The selling security holder has represented to us that he will acquire the shares offered by this prospectus for his own account, for investment only and not with a view toward publicly selling or distributing them, except in sales either registered under the Securities Act of 1933 or exempt from registration. In recognition of the fact that the selling security holder, even though acquiring his shares for investment, may wish to be legally permitted to sell his shares when he deems appropriate, under the terms of the purchase agreement, we agreed with the selling security holder to file a registration statement to register the shares for resale and to prepare and file all amendments and supplements necessary to keep the registration statement effective for a period ending upon the earlier of one year after the closing date of the acquisition or such time as the selling security holder advises us that he has completed his resale of the shares of common stock being offered by this prospectus. The effectiveness of the registration statement, of which this prospectus forms a part, is a condition to the closing of the acquisition under which the shares offered by this prospectus were issued to the selling security holder.

                              PLAN OF DISTRIBUTION

RESALES BY THE SELLING SECURITY HOLDER

     Leap is registering the shares on behalf of the selling security holder. The selling security holder may offer the shares from time to time, either in increments or in a single transaction. The selling security holder may also decide not to sell any or all of the shares allowed to be sold under this prospectus. The selling security holder will act independently of Leap in making decisions with respect to the timing, manner and size of each sale.

DONEES, PLEDGEES AND DISTRIBUTEES

     The term "selling security holder" includes donees, persons who receive shares from the selling security holder after the date of this prospectus by gift. The term also includes pledgees, persons who, upon contractual default by the selling security holder, may seize shares which the selling security holder pledged to such persons. The term also includes distributees who receive shares from the selling security holder after the date of this prospectus as a distribution to members or partners of the selling security holder.

COST AND COMMISSIONS

     Leap will pay all costs, expenses and fees in connection with the registration of the shares being offered by this prospectus. The selling security holder will pay all brokerage commissions and similar selling expenses, if any, attributable to the sale of shares.

TYPES OF SALE TRANSACTIONS

     The selling security holder will act independently of Leap in making decisions with respect to the timing, manner and size of each sale. The selling security holder may sell his shares in one or more types of transactions (which may include block transactions):

     - on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale, including the Nasdaq National Market;

     - in negotiated transactions;

     - in the over-the-counter market;

     - through the writing of options on shares;

     - by pledge to secure debts and other obligations;

     - in hedge transactions and in settlement of other transactions;

     - in short sales; or

     - through any combination of the above methods of sale.

     The shares may be sold at a fixed offering price, which may be changed, or at market prices prevailing at the time of sale, or at negotiated prices.

SALES TO OR THROUGH BROKER-DEALERS

     The selling security holder may either sell shares directly to purchasers, or sell shares to, or through, broker-dealers. These broker-dealers may act either as an agent of the selling security holder, or as a principal for the broker-dealer's own account. These transactions may include transactions in which the same broker acts as an agent on both sides of the trade. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling security holder and/or the purchasers of shares. This compensation may be received both if the broker-dealer acts as an agent or as a principal. This compensation might also exceed customary commissions.

     The selling security holder may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In such transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling security holder. The selling security holder also may sell shares short and re-deliver the shares to close out such short positions. The selling security holder may enter into options or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling security holder also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default the broker-dealer may sell the pledged shares pursuant to this prospectus.

DISTRIBUTION ARRANGEMENTS WITH BROKER-DEALERS

     If the selling security holder notifies Leap that any material arrangement has been entered into with a broker-dealer for the sale of shares through:

     - a block trade,

     - a special offering,

     - an exchange distribution or secondary distribution, or

     - a purchase by a broker or dealer,

then Leap will file, if required, a supplement to this prospectus under Rule 424(b) of the Securities Act.

     The supplement will disclose, to the extent required:

     - the name of the selling security holder and of the participating broker-dealer(s);

     - the number of shares involved;

     - the price at which such shares were sold;

     - the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

     - that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

     - any other facts material to the transaction.

DEEMED UNDERWRITING COMPENSATION

     The selling security holder and any broker-dealers that act in connection with the sale of his shares might be deemed to be "underwriters" within the meaning of Section 2(a)(11) of the Securities Act. Any commissions received by such broker-dealers, and any profit on the resale of shares sold by them while acting as principals, could be deemed to be underwriting discounts or commissions under the Securities Act.

INDEMNIFICATION

     The selling security holder may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of his shares against certain liabilities, including liabilities arising under the Securities Act. Under our agreement with the selling security holder, we and the selling security holder will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection with these liabilities.

PROSPECTUS DELIVERY REQUIREMENTS

     Because a selling security holder may be deemed an underwriter, the selling security holder must deliver this prospectus and any supplements to this prospectus in the manner required by the Securities Act.

SALES UNDER RULE 144

     The selling security holder may also resell all or a portion of the shares offered by this prospectus in open market transactions in reliance upon Rule 144 under the Securities Act. To do so, the selling security holder must meet the criteria and comply with the requirements of Rule 144.

REGULATION M

     The selling security holder and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Exchange Act and the rules and regulations under such act, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by, the selling security holder or any other such person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares offered by this prospectus.

COMPLIANCE WITH STATE LAW

     In jurisdictions where the state securities laws require it, the selling security holder's shares offered by this prospectus may be sold only through registered or licensed brokers or dealers. In addition, in some states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and has been complied with.

                       DESCRIPTION OF LEAP CAPITAL STOCK

     The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation and our by-laws. For information on obtaining a copy of our certificate of incorporation and by-laws, see the section of this prospectus captioned "Where To Find Additional Information."

     Under our charter, the total number of shares of all classes of stock that we have authority to issue is 310,000,000, consisting of 10,000,000 shares of preferred stock and 300,000,000 shares of common stock.

COMMON STOCK

     As of November 15, 2000, we had 27,075,934 shares of common stock outstanding. The holders of our common stock are entitled to one vote for each share on all matters voted on by stockholders. The holders of our common stock possess all voting power, except as otherwise required by law or provided in any resolution adopted by our board of directors regarding any series of preferred stock. Subject to any preferential or other rights of any outstanding series of our preferred stock that may be designated by our board, the holders of our common stock will be entitled to such dividends as may be declared from time to time by our board from available funds and upon liquidation will be entitled to receive pro rata all of our assets available for distribution to the holders. The terms of the indenture governing the notes issued in our February 2000 units offering restrict our ability to declare or pay dividends.

PREFERRED STOCK

     Our board of directors is authorized to issue shares of preferred stock, in one or more series, and to determine, regarding any series, the terms and rights of the series, including the following:

     - the designation of the series;

     - the rate and time of, and conditions and preferences regarding, dividends, and whether the dividends are cumulative;

     - the voting rights, if any, of shares of the series;

     - the price, timing and conditions regarding the redemption of shares of the series and whether a sinking fund should be established for the series;

     - the rights and preferences of shares of the series in the event of our voluntary or involuntary dissolution, liquidation or winding up of our affairs; and

     - the right, if any, to convert or exchange shares of the series into or for stock or securities of any other series or class.

     We believe that the availability of the preferred stock will provide us with increased flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs which might arise. Having authorized shares available for issuance will allow us to issue shares of preferred stock without the expense and delay of a special stockholders' meeting. The authorized shares of preferred stock, as well as shares of our common stock, will be available for issuance without further action by our stockholders, unless action is required by applicable law or the rules of any stock exchange on which our securities may be listed or unless we are restricted by the preferred stock.

WARRANTS

     In connection with the spin-off of Leap from Qualcomm, we issued a warrant to purchase 5,500,000 shares of our common stock to Qualcomm at an exercise price of approximately $6.11 per share. In March 1999, in exchange for consideration valued at $5.4 million, Qualcomm agreed to amend the warrant to reduce the number of shares which may be acquired upon exercise to 4,500,000. The warrant is exercisable during the 10 years following the spin-off of Leap. The warrant provides that Qualcomm may not exercise the warrant if, as a result, Qualcomm, together with its officers and directors, would own equity securities of Leap in an amount that would disqualify Leap from being a "designated entity" under FCC rules.

     The warrant issued to Qualcomm includes three types of registration rights which require Leap to register the shares of Leap common stock issuable upon exercise of the warrant. First, the warrant provides for a one-time "demand" registration right which permits Qualcomm to require Leap to register a minimum of $5 million of Leap common stock issuable upon exercise of the warrant. Second, the warrant provides for "piggy-back" registration rights which require Leap to notify Qualcomm of its intention to register shares of Leap common stock with the SEC and, upon request, to include Qualcomm's shares issuable upon exercise of the warrant in the registration. If Qualcomm exercises its piggy-back or demand registration rights and the offering is underwritten, the shares to be registered may be reduced by the underwriters based on market conditions. However, after Leap's first firm commitment underwritten public offering of common stock, the shares to be registered may be reduced to no less than 30% of the shares requested to be registered. The registration rights in the warrant may be assigned by Qualcomm with any transfer of the warrant. Third, the warrant provides for "Form S-3" registration rights which generally permit Qualcomm to require Leap to register a minimum of $5 million of shares issuable upon exercise of the warrant if Form S-3, a short-form registration statement, is available for the proposed registration. Qualcomm has agreed to waive its piggy-back registration rights with respect to this offering. We will be able to suspend the effectiveness of such registration statement under certain circumstances.

     In connection with our February 2000 units offering, we issued warrants to purchase an aggregate of 2,829,854 shares of our common stock. The terms and conditions of the warrants issued in the senior unit and senior discount unit offerings are described in a registration statement on Form S-3 filed with the Securities and Exchange Commission on July 24, 2000 and Amendment No. 1 thereto filed on August 17, 2000.

     In connection with our acquisition of Chase Telecommunications in March 2000, we issued a warrant to Chase Telecommunications Holdings to purchase 643,068 shares of the common stock of our subsidiary, Cricket Communications Holdings, for an aggregate warrant exercise price of $1,000,000. In connection with the June 2000 merger of Cricket Communications Holdings into a wholly owned subsidiary of ours, the warrant was converted into the right to purchase an aggregate of 202,566 shares of Leap common stock at an exercise price of $4.9367 per share. The aggregate warrant exercise price of $1,000,000 remains unchanged.

LEAP COMMON STOCK RESERVED FOR ISSUANCE

     Future sales of substantial amounts of our common stock in the public market could adversely affect the trading price of our common stock. As of November 15, 2000, we had 27,075,934 shares of common stock outstanding, the large majority of which were freely tradable without restriction or further registration under the Securities Act of 1933. Also, as of November 15, 2000, we had reserved for issuance 19,276,525 shares of our common stock as follows:
4,500,000 shares reserved for issuance upon exercise of a warrant held by Qualcomm; 7,457,133 shares of common stock reserved for issuance upon the exercise of options or awards granted or available for grant to employees, officers, directors and consultants under Leap equity incentive plans; 3,121,217 shares of common stock reserved for issuance upon exercise of options granted in connection with the spin-off of Leap to holders of options for Qualcomm common stock (including our employees who were former employees of Qualcomm); 380,042 shares reserved for issuance upon consummation of our then pending acquisitions of wireless licenses in Denver, Colorado, and Visalia, California, and up to 785,598 shares (subject to certain adjustments) reserved for issuance in connection with our pending acquisition of wireless licenses in Buffalo and Syracuse, New York, all of which acquisitions are subject to FCC approval and other conditions; 202,566 shares of common stock reserved for issuance upon exercise of a warrant held by Chase Telecommunications Holdings; and 2,829,854 shares of common stock reserved for issuance upon exercise of the warrants issued in connection with our February 2000 units offering. We have agreed to file registration statements to register for resale the up to 1,336,129 shares reserved for issuance upon consummation of our pending acquisitions of wireless licenses, including the 232,755 shares offered by this prospectus.
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NO PREEMPTIVE RIGHTS

     No holder of any stock of Leap has any preemptive right to subscribe for any securities of Leap of any kind or class.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for our common stock is Computershare Investor Services LLC.

DELAWARE LAW AND CHARTER PROVISIONS

     We must comply with the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns at the time of the business combination (or within three years prior, did own) 15% or more of the corporation's voting stock.

     Our charter also requires that any required or permitted action by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing. In addition, special meetings of our stockholders may be called only by a majority of the authorized number of directors, the Chairman of the Board or the President of Leap. The charter also provides for a classified board of directors consisting of three classes as nearly equal in number as possible with the directors in each class serving staggered three-year terms. In addition, the charter provides that the authorized number of directors may be changed only by resolution of our board of directors. Our bylaws require advance notice by a stockholder of a proposal or director nomination which such stockholder desires to present at the annual meeting of stockholders. Our charter and bylaws also require that the holders of at least 66 2/3% of our voting stock must approve any amendment to either the charter or bylaws affecting certain provisions. These provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of Leap.

RIGHTS PLAN

     On September 9, 1998, our board of directors adopted a shareholder rights plan. Under the rights plan, as amended, a dividend of one preferred share purchase right was declared for each outstanding share of our common stock. The common stock currently trades with a right to purchase Series A Junior Participating preferred stock. A preferred share purchase right will be attached to each share of common stock issued during the term of the rights plan. Each right entitles shareholders to buy one one-thousandth of a share of our Series A preferred stock at an exercise price of $350.00, subject to anti-dilution adjustments, upon the triggering event of a person acquiring, or making a tender or exchange offer for, 15% or more of our outstanding common stock. Each right entitles its holder, other than the person acquiring 15% or more of the outstanding common stock, to purchase shares of our common stock with a market value of twice the right's exercise price. Ownership of our common stock in excess of the 15% threshold by Qualcomm as a result of its warrant to purchase 4,500,000 shares of our common stock or the warrants purchased by Qualcomm in our February 2000 units offering entitling it to purchase 771,450 shares of our common stock, however, will not trigger the rights plan, unless and until Qualcomm acquires one or more additional shares of our common stock. In addition, if a company acquires us in a merger or other business combination, or if we sell more than 50% of our consolidated assets or earning power, these rights will entitle our shareholders, other than the acquirer, to purchase, for the exercise price, shares of the common stock of the acquiring company having a market value of two times the exercise price. At any time prior to these events, the board of directors may redeem the rights at one cent per right.

     The rights plan is intended to protect shareholders in the event of an unsolicited attempt to acquire us. The right is transferred automatically with the transfer of the common stock until separate rights
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certificates are distributed upon the occurrence of certain events. The rights plan could have the effect of delaying, deferring or preventing a person from acquiring us or accomplishing a change in control of the board of directors. This description of the rights plan is intended as a summary only and is qualified in its entirety by reference to a rights agreement dated as of September 14, 1998, as amended, between Leap and Harris Trust Company of California. To obtain a copy of the rights agreement, as amended, see the section of this prospectus captioned "Where To Find Additional Information."

LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our officers and directors are covered by the provisions of the Delaware General Corporation Law (DGCL), the charter, the bylaws, individual indemnification agreements with us and insurance policies which serve to limit, and, in some instances, to indemnify them against, liabilities which they may incur in such capacities. These various provisions are described below.

     Elimination of Liability in Certain Circumstances. The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. This duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all significant information reasonably available to them. Absent the limitations authorized by the DGCL, directors are accountable to corporations and their stockholders for monetary damages for conduct constituting negligence or gross negligence in the exercise of their duty of care. Although the statute does not change directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. Our charter limits the liability of directors to Leap or our stockholders (in their capacity as directors but not in their capacity as officers) to the fullest extent permitted by the Delaware statute. Specifically, our directors will not be personally liable for monetary damages for breach of a director's fiduciary duty as director, except for liability:

     - for any breach of the director's duty of loyalty to Leap or its stockholders;

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - for unlawful payments of dividends or unlawful share repurchases or redemptions as provided in Section 174 of the DGCL; or

     - for any transaction from which the director derived an improper personal benefit.

     Indemnification and Insurance. Under the DGCL, we have the power, under specified circumstances generally requiring the directors or officers to have acted in good faith and in a manner they reasonably believe to be in or not opposed to our best interests, to indemnify our directors and officers in connection with actions, suits or proceedings brought against them by a third party or in our name, by reason of the fact that they were or are such directors or officers; and against expenses, judgments, fines and amounts paid in settlement in connection with any such action, suit or proceeding. The bylaws generally provide for mandatory indemnification of our directors and officers to the full extent provided by Delaware corporate law. In addition, we have entered into indemnification agreements with our directors and officers which generally provide for indemnification of the officers and directors to the fullest extent permitted under the DGCL, including under circumstances for which indemnification would otherwise be discretionary under Delaware law.

     We have purchased and intend to maintain insurance on behalf of any person who is or was a director or officer of Leap, or is or was a director or officer of Leap serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not we would have the power or obligation to indemnify him or her against such liability under the provisions of our charter or bylaws.

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

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling pursuant to the foregoing provisions, those provisions are, in the opinion of the SEC, against public policy as expressed in the Securities Act of 1933 and are therefore unenforceable.

                                 LEGAL MATTERS

     Latham & Watkins in San Diego, California will pass upon the validity of the securities offered under this prospectus and certain other legal matters.

                                    EXPERTS

     The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of Leap Wireless International, Inc. for the fiscal year ended August 31, 1999, as amended, and the Transition Report on Form 10-K of Leap Wireless International, Inc. for the period from September 1, 1999 to December 31, 1999 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The audited historical consolidated financial statements of Chase Telecommunications Holdings, Inc. included on page 7 of Leap Wireless International, Inc.'s Current Report on Form 8-K/A Amendment No. 1 dated March 17, 2000 (which contains an explanatory paragraph relating to the Company's sale of substantially all of its assets as described in Note 1 to the consolidated financial statements) have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements as of December 31, 1999 and 1998 and for the year ended December 31, 1999 and for the period from June 24, 1998 (inception) to December 31, 1998 of Pegaso Telecomunicaciones, S.A. de C.V. incorporated in this prospectus by reference to the Annual Report on Form 10-K/A Amendment No. 2 of Leap Wireless International, Inc. for the year ended August 31, 1999 have been so incorporated in reliance on the report of PricewaterhouseCoopers, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE TO FIND ADDITIONAL INFORMATION

     Leap is subject to the informational requirements of the Securities Exchange Act of 1934, and files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, proxy statements and other information we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the SEC at 1-800-SEC-0300 for further information on the public reference rooms. You may also access filed documents at the SEC's Web site at www.sec.gov.

     We are incorporating by reference some information about us that we file with the SEC. We are disclosing important information to you by referencing those filed documents. Any information that we reference this way is considered part of this prospectus.

     We incorporate by reference the following documents we have filed, or may file, with the SEC:

     - Our Annual Report on Form 10-K for the fiscal year ended August 31, 1999 filed with the SEC on October 20, 1999, Amendment No. 1 thereto filed on Form 10-K/A with the SEC on December 13, 1999 and Amendment No. 2 thereto filed on Form 10-K/A with the SEC on June 28, 2000;

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

     - Our Transition Report on Form 10-K for the transition period between September 1, 1999 and December 31, 1999 filed with the SEC on October 30, 2000;

     - Our Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 1999 filed with the SEC on January 14, 2000;

     - Our Quarterly Report on Form 10-Q for the fiscal quarter ended February 29, 2000 filed with the SEC on April 14, 2000;

     - Our Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2000 filed with the SEC on July 17, 2000;

     - Our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2000 filed with the SEC on November 14, 2000 and Amendment No. 1 thereto filed on Form 10-Q/A with the SEC on November 22, 2000;

     - Our Current Report on Form 8-K dated February 17, 2000 filed with the SEC on February 17, 2000;

     - Our Current Report on Form 8-K dated March 17, 2000 filed with the SEC on April 3, 2000 and Amendment No. 1 thereto filed on form 8-K/A with the SEC on May 25, 2000;

     - Our Current Report on Form 8-K dated June 2, 2000 filed with the SEC on June 19, 2000 and Amendment No. 1 thereto filed on Form 8-K/A with the SEC on June 28, 2000;

     - Our Current Report on Form 8-K dated July 31, 2000 filed with the SEC on August 14, 2000;

     - Our Current Report on Form 8-K dated August 21, 2000 filed with the SEC on August 24, 2000;

     - Our Current Report on Form 8-K dated September 8, 2000 filed with the SEC on September 11, 2000;

     - Our Current Report on Form 8-K dated September 18, 2000 filed with the SEC on September 29, 2000;

     - Our Current Report on Form 8-K dated September 28, 2000 filed with the SEC on October 10, 2000;

     - The description of our common stock contained in our Registration Statement on Form 10 filed with the SEC on July 1, 1998, as amended; and

     - All documents filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the expiration of the effectiveness of the related registration statement.

     A statement contained in a document incorporated by reference herein shall be deemed to be modified or superceded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which is also incorporated herein modifies or replaces such statement. Any statements so modified or superceded shall not be deemed, except as so modified or superceded, to constitute a part of this prospectus.

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     You may request a free copy of any of the documents incorporated by reference in this prospectus by writing or telephoning us at the following address:

                       Leap Wireless International, Inc.
                           10307 Pacific Center Court
                          San Diego, California 92121
                                 (858) 882-6000

     You should rely only on the information incorporated by reference or provided in this prospectus and any supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the dates on the front of these documents.

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